UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

Schedule 13E-3

Rule 13E-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

Edelbrock Corporation
(Name of the Issuer)

Edelbrock Corporation
Edelbrock Holdings, Inc.
Edelbrock Merger Sub, Inc.
O. Victor Edelbrock
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

279434104
(CUSIP Number of Class of Securities)

O. Victor Edelbrock
Chief Executive Officer and President
Jeffrey L. Thompson
Executive Vice President, Chief Operating Officer
Edelbrock Corporation
2700 California Street
Torrance, CA 90503
Tel: (310) 781-2222
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Sean M. McAvoy	Marc L. Brown
Esme C. Smith	Lawrence P. Schnapp
Jones Day	Troy & Gould P.C.
2882 Sand Hill Road, Suite 240	1801 Century Park East
Menlo Park, California 94025	Los Angeles, CA 90067
Tel: (650) 739-3939 / (213) 489-3939	Tel: (310) 553-4441
Fax: (650) 739-3900 / (213) 243-2539	Fax: (310) 201-4746

This statement is filed in connection with (check appropriate box):

a.	[X]	The filing of solicitation material or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$57,196,755	$7,247

*	Estimated solely for the purposes of calculating the amount of the filing fee. This amount is based on the product of (i) the offer price of $16.75 and (ii) 3,274,774, the estimated number of shares of Edelbrock common stock to be acquired in the merger, plus (iii) the cash-out value of 481,387 options and warrants representing the right to purchase shares of the common stock of Edelbrock determined by the excess, if any, of $16.75 over the per share exercise price of the option or warrant.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,247	Filing Party: Edelbrock Corporation
Form or Registration No. Schedule 14A	Date Filed: August 10, 2004

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed in response to the comments raised by the staff of the Securities and Exchange Commission and amends and supplements the Schedule 13E-3 filed on August 10, 2004, as amended by Amendment No. 1 to the Schedule 13E-3 filed on September 29, 2004, by Edelbrock Corporation, a Delaware corporation (“Edelbrock”), the issuer of the equity securities that are subject to the Rule 13e-3 transaction and each of Edelbrock Holdings, Inc. (“Edelbrock Holdings”), Edelbrock Merger Sub, Inc. (“Edelbrock Merger Sub”) and O. Victor Edelbrock, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder. The Schedule 13E-3 relates to the Agreement and Plan of Merger dated June 25, 2004 by and among Edelbrock, Edelbrock Merger Sub and Edelbrock Holdings, pursuant to which Edelbrock Merger Sub, a Delaware corporation and a wholly owned subsidiary of Edelbrock Holdings, a Delaware corporation controlled by O. Victor Edelbrock, will be merged with and into Edelbrock, with Edelbrock continuing as the surviving corporation. Under the terms of the merger agreement, all of the outstanding shares of common stock, par value $0.01 per share, of Edelbrock not already owned by Mr. Edelbrock or certain family trusts for which he serves as trustee, will be converted into the right to receive $16.75 per share, net to the seller in cash, without interest. Mr. Edelbrock is the Chairman, President and Chief Executive Officer of Edelbrock, and, collectively with such family trusts, owns approximately 51.2% of the outstanding common stock of Edelbrock.

If the merger is completed, each outstanding share of common stock, except for shares of common stock held by Edelbrock in treasury, held by Edelbrock Holdings prior to the merger, and shares as to which holders perfect their appraisal rights under Delaware law, will be converted into the right to receive $16.75 in cash, without interest. Holders of options and warrants exercisable for shares of Edelbrock common stock will be able to receive the excess, if any, of the merger consideration over the exercise price per share of such option or warrant, less any applicable taxes. As a result of the merger, Edelbrock will become a wholly owned subsidiary of Edelbrock Holdings.

Concurrently with the filing of this Schedule 13E-3, Edelbrock is filing a revised Preliminary Proxy Statement on Schedule 14A with respect to its intention of soliciting proxies in connection with the special stockholders meeting at which its stockholders will consider and vote on the proposal to adopt the merger agreement and approve the merger. The revised Proxy Statement is incorporated herein as Exhibit (a)(i), and a copy of the merger agreement is attached as Exhibit A to the revised Proxy Statement. As of the date hereof, the revised Proxy Statement is in preliminary form and is subject to completion or amendment.

In accordance with the rules of the SEC, the filing parties are providing the information set forth below. The information in the revised Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference in response to all items of this statement.

Item 1. Summary Term Sheet.

     The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The information contained in the revised Proxy Statement under the heading “THE PARTICIPANTS – Edelbrock Corporation” is incorporated herein by reference.

(b)	The information contained in the revised Proxy Statement under the heading “MARKET AND MARKET PRICE – Number of Stockholders” is incorporated herein by reference.

(c)	The information contained in the revised Proxy Statement under the heading “MARKET AND MARKET PRICE – Market Information” is incorporated herein by reference.

(d)	The information contained in the revised Proxy Statement under the heading “MARKET AND MARKET PRICE – Dividends” and “MERGER AGREEMENT – Conduct of Edelbrock’s Business Prior to the Merger” is incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

Item 3. Identity and Background of Filing Person.

(a), (b)	The information contained in the revised Proxy Statement under the heading “THE PARTICIPANTS” is incorporated herein by reference.

O. Victor Edelbrock, Chairman, President and Chief Executive Officer; Jeffrey L. Thompson, Executive Vice-President, General Manager, Chief Operating Officer and Director; Aristedes T. Feles, Vice-President of Finance, Chief Financial Officer and Director; Cathleen Edelbrock, Vice-President of Advertising, Secretary and Director; Jerry Herbst, Director; Dr. Cornelius J. Pings, Director; Ralph O. Hellmold, Director; and Timothy D. Pettit, Director, are the members of the board of directors of Edelbrock. The business address of each of these individuals is c/o Edelbrock, 2700 California Street, Torrance, CA 90503, telephone number (310) 781-2222.

Mr. Edelbrock is the sole director of each of Edelbrock Holdings and Edelbrock Merger Sub, and the sole officer of each corporation. The principal business address for Mr. Edelbrock in such capacities is 2700 California Street, Torrance, CA 90503, telephone number (310) 781-2222.

(c)	(1) The current principal occupation of each member of Edelbrock’s board of directors and of each of its executive officers is as follows:

(i)	O. Victor Edelbrock – Chairman, President and Chief Executive Officer of Edelbrock;

(ii)	Ralph O. Hellmold – Chairman of the Private Investment Banking Company, LLC and President of Hellmold Associates, Inc.;

(iii)	Timothy D. Pettit – Managing Partner of Raimondo Pettit Group and Vice President of Big Sky Distributors, LLC and Big Sky Holdings, LLC;

(iv)	Cornelius J. Pings – President Emeritus of the Association of American Universities;

(v)	Jerry Herbst – Chief Executive Officer of Terrible Herbst, Inc. and Herbst Supply Co., Inc.;

(vi)	Cathleen Edelbrock – Vice-President of Advertising and Corporate Secretary for Edelbrock;

(vii)	Jeffrey L. Thompson – Executive Vice-President/General Manager and Chief Operating Officer of Edelbrock;

(viii)	Aristedes T. Feles – Vice-President of Finance and Chief Financial Officer of Edelbrock;

(ix)	Steve Whipple – Vice-President of Sales for Edelbrock;

(x)	Wayne P. Murray – Vice-President of Manufacturing for Edelbrock;

(xi)	Jack B. Mayberry – Vice-President of Research & Development for Edelbrock;

(xii)	Christina Edelbrock – Vice-President of Purchasing for Edelbrock;

(xiii)	Nancy Edelbrock – Treasurer of Edelbrock; and

(xiv)	Rodney T. Teraishi – Corporate Controller of Edelbrock.

(2) The material occupations, positions, offices or employment during at least the past five years of each of the directors and executive officers of Edelbrock are set forth below:

O. Victor Edelbrock has been Chairman, President and Chief Executive Officer of Edelbrock since 1962. He was president of the Specialty Equipment Market Association (SEMA) from 1970 to 1974 and served on the SEMA board of directors from 1967 to 1989.

Jeffrey L. Thompson has been the Executive Vice-President/General Manager and Chief Operating Officer of Edelbrock since December 1988. He was also a six year member of the board of directors of the Specialty Equipment Market Association from 1993 to 1999. Mr. Thompson has been a director of Edelbrock since 1994.

Aristedes T. Feles has been the Vice-President of Finance and Chief Financial Officer since July 1996 and was previously Controller for Edelbrock since 1992. Prior to 1992, Mr. Feles was employed as a senior accountant at BDO Seidman, LLP. Mr. Feles is a Certified Public Accountant and has been a director of Edelbrock since July 1996.

Cathleen Edelbrock has been Vice-President of Advertising for Edelbrock since 1993 and Secretary since July 1996. Prior to 1993, Ms. Edelbrock was Director of Advertising, and has served in various other capacities with the Company since 1978. Ms. Edelbrock has been a director of Edelbrock since 1994.

Steve Whipple has served as Vice-President of Sales for Edelbrock since September 2000. Mr. Whipple was previously the National Sales Manager for Edelbrock since 1999.

Wayne P. Murray has been employed in various positions by Edelbrock since 1969 and has been Vice-President of Manufacturing for Edelbrock since 1984.

Jack B. Mayberry has been the Vice President of Research & Development for Edelbrock since 1995.

Christina Edelbrock has been Vice-President of Purchasing for Edelbrock since 2001. From 1998 to 2001, Ms. Edelbrock was Director of Purchasing, and worked at Edelbrock’s foundry prior to that time.

Nancy Edelbrock has been Treasurer of Edelbrock since 1968 and has been involved in all facets of the business since 1962.

Rodney T. Teraishi has been the Corporate Controller of Edelbrock since August 1998. Mr. Teraishi is a Certified Public Accountant and was previously employed at BDO Seidman, LLP and Deloitte & Touche, LLP in various capacities.

Jerry Herbst has served as a director of Edelbrock since 1994. Mr. Herbst has been the Chief Executive Officer of Terrible Herbst, Inc. and Herbst Supply Co., Inc. since 1959. He has served as a director of Bank of America Nevada (formerly Valley Bank) since 1977 and a director of Nevada Power Company since 1990.

Dr. Cornelius J. Pings has served as a director of Edelbrock since December 2000. Dr. Pings is president emeritus of the Association of American Universities (AAU). He served as president of the AAU from 1993 to 1998 and as provost of the University of Southern California from 1981 to 1993.

Ralph O. Hellmold has served as a director of Edelbrock since October 2003. He is the Chairman of the Private Investment Banking Company, LLC and President of Hellmold Associates, Inc., both boutique investment banking firms. Prior to forming Hellmold Associates in 1990, Mr. Hellmold was a Managing Director at Prudential-Bache Capital Funding. Mr. Hellmold is also a director of Core Molding Technologies.

Timothy D. Pettit has served as a director of Edelbrock since 1998. Mr. Pettit is a Vice President of Big Sky Distributors, LLC and Big Sky Holdings, LLC. He is a Certified Public Accountant and currently the Managing Partner of Raimondo Pettit Group, and was a former Managing Partner at BDO Seidman, LLP.

(3) To Edelbrock’s knowledge, none of the persons specified in this item 3(c) have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

(4) Unless otherwise disclosed in the Proxy Statement, to Edelbrock’s knowledge, no person specified in this Item 3(c) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5) To Edelbrock’s knowledge, each of the persons specific in this Item 3(c) is a citizen of the United States.

Item 4. Terms of the Transaction.

(a)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE

SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT” and “Exhibit A – Agreement and Plan of Merger” is incorporated herein by reference.

(c)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT – Conversion of Common Stock,” “– Payment for Shares and Surrender of Stock Certificates; Payment of Cash-out Value for Options and Warrants” and “– Treatment of Stock Options and Warrants” is incorporated herein by reference.

(d)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS – Appraisal Rights” and “Exhibit B – Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(e)	There have been no provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of Edelbrock, Edelbrock Holdings or Edelbrock Merger Sub or to obtain counsel or appraisal services at the expense of such entities.

(f)	Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	The information contained in the revised Proxy Statement under the heading “SPECIAL FACTORS – Interests of Certain Persons in the Merger” is incorporated herein by reference.

(b)	The information contained in the revised Proxy Statement under the headings “SPECIAL FACTORS – Background of the Merger,” “– Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger” and “– Interests of Certain Persons in the Merger” is incorporated herein by reference.

(c)	The information contained in the revised Proxy Statement under the heading “SPECIAL FACTORS – Background of the Merger” is incorporated herein by reference.

(e)	The information contained in the revised Proxy Statement under the headings “INFORMATION CONCERNING THE SPECIAL MEETING – Voting Pursuant to Stockholders Support Agreement” and “SPECIAL FACTORS – Stockholders Support Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	The information contained in the revised Proxy Statement under the headings “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS – Purpose of The Merger,” “– Structure of Transaction,” “– Effects of the Merger,” “– Interests of Certain Persons in the Merger,” and “THE MERGER AGREEMENT – Conversion of Common Stock” is incorporated herein by reference.

(c)(1)-(8)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS” and “THE MERGER AGREEMENT” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger” “– Purpose of the Merger,” “– Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” and “- Alternatives to the Merger,” is incorporated herein by reference.

(b)	The information contained in the revised Proxy Statement under the headings “SPECIAL FACTORS — Background of the Merger,” “— Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger” and “— Alternatives to the Merger” is incorporated herein by reference.

(c)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Background of the Merger,” “— Purpose of the Merger,” “— Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger” and “— Opinion of Financial Advisor to the Special Committee” is incorporated herein by reference.

(d)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Structure of Transaction” “— Effects of the Merger,” “— Interests of Certain Persons in the Merger,” “— Federal Income Tax Consequences” and “THE MERGER AGREEMENT” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Background of the Merger,” “— Purpose of the Merger,” “— Structure of Transaction” “— Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “— Position of O. Victor Edelbrock, Edelbrock Holdings and Edelbrock Merger Sub as to the Fairness of the Merger to Edelbrock’s Unaffiliated Stockholders,” “— Fairness of the Merger to Edelbrock’s Unaffiliated Public Stockholders,” “— Opinion of Financial Advisor to the Special Committee,” and “Exhibit C — Fairness Opinion of Kerlin Capital Group, LLC” is incorporated herein by reference.

(b)	The information contained in the revised Proxy Statement under the following headings “SPECIAL FACTORS — Background of the Merger,” “— Purpose of the Merger,” “ — Structure of Transaction,” “ — Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “— Position of O. Victor Edelbrock, Edelbrock Holdings and Edelbrock Merger Sub as to the Fairness of the Merger to Edelbrock’s Unaffiliated Stockholders,” “— Opinion of Financial Advisor to the Special Committee,” and “Exhibit C — Fairness Opinion Of Kerlin Capital Group, LLC” is incorporated herein by reference.

(c)	The information contained in the revised Proxy Statement under the following headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING” and “THE MERGER AGREEMENT — Conditions to Completing the Merger” is incorporated herein by reference. The merger does not require the vote of approval of a majority of the unaffiliated security holders of Edelbrock.

(d)	The information contained in the revised Proxy Statement under the following headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “— Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” and “SPECIAL FACTORS — Position of O. Victor Edelbrock, Edelbrock Holdings and Edelbrock Merger Sub as to the Fairness of the Merger to Edelbrock’s Unaffiliated Stockholders” is incorporated herein by reference.

(e)	The information contained in the revised Proxy Statement under the following headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” and “— Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger” is incorporated herein by reference

(f)	The information contained in the revised Proxy Statement under the following headings “SPECIAL FACTORS — Background of the Merger,” and “SPECIAL FACTORS — Recommendation of the Special Committee and the Board of Directors and Reason for the Merger; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Background of the Merger,” “— Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “— Opinion of the Financial Advisor of the Special Committee,” and Exhibit C — Fairness Opinion of Kerlin Capital Group, LLC” is incorporated herein by reference.

(b)	The information contained in the revised Proxy Statement under the following headings “SUMMARY TERM SHEET,” “SPECIAL FACTOR — Background of the Merger,” “— Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending the Approval and Adoption of the Merger Agreement and the Merger,” “— Opinion of the Financial Advisor of the Special Committee,” and Exhibit C — Fairness Opinion of Kerlin Capital Group, LLC” is incorporated herein by reference.

(c)	The opinion referenced in this Item 9 will be made available for inspection and copying at the corporate offices of Edelbrock during its regular business hours by any interested holder of Edelbrock common stock or any representative of a stockholder who has been designated as such in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a), (b), (d)	The information contained in the revised Proxy Statement under the following headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS — Merger Financing,” and “THE MERGER AGREEMENT — Merger Financing” is incorporated herein by reference. Other than as provided in the Proxy Statement, there are no alternative financing arrangements or plans.

(c)	The information contained in the revised Proxy Statement under the headings “INFORMATION CONCERNING THE SPECIAL MEETING — Expenses of Proxy Solicitation” and “SPECIAL FACTORS — Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)	The beneficial ownership table set forth in the revised Proxy Statement under the heading “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS” is incorporated herein by reference.

(b)	The information contained in the revised Proxy Statement under the heading “RECENT TRANSACTIONS” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)	The information contained in the revised Proxy Statement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “INFORMATION CONCERNING THE SPECIAL MEETING — Record Date and Voting Information,” “— Voting Pursuant to Stockholders Support Agreement” and “SPECIAL FACTORS — Stockholders Support Agreement” is incorporated herein by reference.

(e)	The information contained in the revised Proxy Statement under the heading “SPECIAL FACTORS — Position of O. Victor Edelbrock, Edelbrock Holdings and Edelbrock Merger Sub as to the Fairness of the Merger to Edelbrock’s Unaffiliated Stockholders” is incorporated herein by reference.

Item 13. Financial Information.

(a)	The information contained in the revised Proxy Statement under the headings “EDELBROCK SELECTED HISTORICAL FINANCIAL DATA” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” is incorporated herein by reference.

(b)	Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information contained in the revised Proxy Statement under the heading “SPECIAL FACTORS – Compensation of the Special Committee,” “Opinion of Financial Advisor to the Special Committee,” and “Exhibit C — Opinion of Kerlin Capital Group, LLC” is incorporated herein by reference.

(b)	The information contained in the revised Proxy Statement under the heading “SPECIAL FACTORS — Interests of Certain Persons in the Merger,” “- Employment with the Surviving Corporation” and “- Compensation of the Special Committee” is incorporated herein by reference.

Item 15. Additional Information.

     The information contained in the revised Proxy Statement under the heading “SPECIAL FACTORS — Litigation Relating to the Merger” is incorporated herein by reference.

Item 16. Exhibits.

(a)(i)	Revised Preliminary Proxy Statement on Schedule 14A filed October 21, 2004 (incorporated herein by reference).

(a)(ii)	Form of Proxy Card, filed together with the revised Preliminary Proxy Statement filed October 21, 2004.

(a)(iii)	Letter to Stockholders from Edelbrock Corporation, filed together with the revised Preliminary Proxy Statement filed October 21, 2004.

(a)(iv)	Notice of Special Meeting of the Stockholders, filed together with the revised Preliminary Proxy Statement filed October 21, 2004.

(a)(v)	Press Release dated June 25, 2004 (incorporated by reference to Exhibit 99.1 of the 8-K filed by Edelbrock dated June 25, 2004).

(b)(i)	Loan commitment letters of Bank of America, N.A. and City National Bank dated June 25, 2004 (incorporated by reference to Exhibit D to the Schedule 13D filed by O. Victor Edelbrock dated July 19, 2004.)

(c)(i)	Opinion of Kerlin Capital Group, LLC (incorporated by reference to Exhibit (C) to the revised Preliminary Proxy Statement filed October 21, 2004).

(c)(ii)*	Presentation materials of Kerlin Capital Group, LLC dated June 7, 2004.

(c)(iii)*	Presentation materials of Kerlin Capital Group, LLC dated June 23, 2004.

(d)(i)	Agreement and Plan of Merger, dated as of June 25, 2004, by and among Edelbrock, Edelbrock Holdings, Inc. and Edelbrock Merger Sub, Inc. (incorporated by reference to Exhibit (A) to the revised Preliminary Proxy Statement filed on October 21, 2004).

(d)(ii)	Stockholders Support Agreement dated as of June 25, 2004 by and among Edelbrock Corporation, O. Victor Edelbrock, Jr., the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980, the Vic Edelbrock, Sr. Will Marital Deduction Fund, the Vic Edelbrock, Sr. Will Residuary Fund, the Sean Michael Robb Trust, the Alexander Edelbrock Wilson Trust, the Courtney Isom Trust, the Carey Edelbrock Robb Trust, the Cathleen Edelbrock Trust, the Christina Edelbrock Wilson Trust, the Troy Frederick Robb Trust, the Grant Douglas Robb Trust, the Brooke Elizabeth Robb Trust and the Kyle Patrick Robb Trust (incorporated by reference to Exhibit C to the Schedule 13D filed by O. Victor Edelbrock dated July 19, 2004.).

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit (B) to the revised Preliminary Proxy Statement filed on October 21, 2004).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2004	EDELBROCK CORPORATION

	By:	/s/ Jeffrey L. Thompson

	Name:	Jeffrey L. Thompson
	Title:	Executive Vice-President and Chief Operating Officer

/s/ O. Victor Edelbrock

O. VICTOR EDELBROCK

EDELBROCK HOLDINGS, INC.

	By:	/s/ O. Victor Edelbrock

	Name:	O. Victor Edelbrock
	Title:	Chief Executive Officer

EDELBROCK MERGER SUB, INC.

	By:	/s/ O. Victor Edelbrock

	Name:	O. Victor Edelbrock
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(i)	Revised Preliminary Proxy Statement on Schedule 14A filed October 21, 2004 (incorporated herein by reference).

(a)(ii)	Form of Proxy Card, filed together with the revised Preliminary Proxy Statement filed October 21, 2004.

(a)(iii)	Letter to Stockholders from Edelbrock Corporation, filed together with the revised Preliminary Proxy Statement filed October 21, 2004.

(a)(iv)	Notice of Special Meeting of the Stockholders, filed together with the revised Preliminary Proxy Statement filed October 21, 2004.

(a)(v)	Press Release dated June 25, 2004 (incorporated by reference to Exhibit 99.1 of the 8-K filed by Edelbrock dated June 25, 2004).

(b)(i)	Loan commitment letters of Bank of America, N.A. and City National Bank dated June 25, 2004 (incorporated by reference to Exhibit D to the Schedule 13D filed by O. Victor Edelbrock dated July 19, 2004.)

(c)(i)	Opinion of Kerlin Capital Group, LLC (incorporated by reference to Exhibit (C) to the revised Preliminary Proxy Statement filed October 21, 2004).

(c)(ii)*	Presentation materials of Kerlin Capital Group, LLC dated June 7, 2004.

(c)(iii)*	Presentation materials of Kerlin Capital Group, LLC dated June 23, 2004.

(d)(i)	Agreement and Plan of Merger, dated as of June 25, 2004, by and among Edelbrock, Edelbrock Holdings, Inc. and Edelbrock Merger Sub, Inc. (incorporated by reference to Exhibit (A) to the revised Preliminary Proxy Statement filed on October 21, 2004).

(d)(ii)	Stockholders Support Agreement dated as of June 25, 2004 by and among Edelbrock Corporation, O. Victor Edelbrock, Jr., the Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980, the Vic Edelbrock, Sr. Will Marital Deduction Fund, the Vic Edelbrock, Sr. Will Residuary Fund, the Sean Michael Robb Trust, the Alexander Edelbrock Wilson Trust, the Courtney Isom Trust, the Carey Edelbrock Robb Trust, the Cathleen Edelbrock Trust, the Christina Edelbrock Wilson Trust, the Troy Frederick Robb Trust, the Grant Douglas Robb Trust, the Brooke Elizabeth Robb Trust and the Kyle Patrick Robb Trust (incorporated by reference to Exhibit C to the Schedule 13D filed by O. Victor Edelbrock dated July 19, 2004.)

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit (B) to the revised Preliminary Proxy Statement filed on October 21, 2004).

*	Previously filed.